Exhibit B

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Golden Oasis Exploration Corp.

Suite 750 – 580 Hornby Street

Vancouver, B.C.  V6C 3B6

Item 2

Date of Material Change

June 3, 2008

Item 3

News Release

Issued June 3, 2008 and distributed through Marketwire.

Item 4

Summary of Material Change

The Company announced it has received all regulatory approvals to drill its 100% owned Lone Ranch project in Ferry County, Washington.

The Lone Ranch property covers gold bearing distal massive sulfide mineralization intermittently traced over a distance of five miles.   Golden Oasis has carried out geologic mapping and sampling in 2006 and a geophysical program in 2007 consisting of a helicopter electromagnetic (HEM) survey over an area of roughly 36 square kilometers.  The geophysical survey contained five significant anomalies located along the mineralized trend identified in the 2006 mapping program.  One of the five HEM anomalies is coincident with previously defined mineralization containing gold in drill holes and underground workings.  Previous drilling conducted by Cyprus Gold Exploration and Kennecott Exploration on the south end of the property encountered gold grades ranging from 55 feet (17 m) of 0.05 oz/ton (1.7 g/t) gold to 5 feet (1.5 m) of 0.31 oz/ton (10.6 g/t) gold.  Currently, there is not enough information to determine true width of the zones.

Golden Oasis plans to test three HEM anomalies north of the historic drilling.  All three HEM targets are larger than the HEM anomaly coincident with the historic drilling.  A total of 14 vertical and angle core holes are planned for a total of 4,000 feet (1,220 m).  The initial holes will probe the three largest, undrilled HEM anomalies that are coincident with our geologic mapping of the mineralized trend.  Drilling will test for gold and other metals similar to that found elsewhere on the property.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8

Executive Officer

Contact:

Robert Eadie, Chief Executive Officer

Telephone:

(604) 602-4935

Item 9

Date of Report

June 3, 2008

June 3, 2008	Trading Symbol: GOT-V

Lone Ranch Drilling Permit Received

Vancouver, British Columbia …. The Company is pleased to announce that it has received all regulatory approvals to drill its 100% owned Lone Ranch project in Ferry County, Washington.

The Lone Ranch property covers gold bearing distal massive sulfide mineralization intermittently traced over a distance of five miles.   Golden Oasis has carried out geologic mapping and sampling in 2006 and a geophysical program in 2007 consisting of a helicopter electromagnetic (HEM) survey over an area of roughly 36 square kilometers.  The geophysical survey contained five significant anomalies located along the mineralized trend identified in the 2006 mapping program.  One of the five HEM anomalies is coincident with previously defined mineralization containing gold in drill holes and underground workings.  Previous drilling conducted by Cyprus Gold Exploration and Kennecott Exploration on the south end of the property encountered gold grades ranging from 55 feet (17 m) of 0.05 oz/ton (1.7 g/t) gold to 5 feet (1.5 m) of 0.31 oz/ton (10.6 g/t) gold.  Currently, there is not enough information to determine true width of the zones.

Golden Oasis plans to test three HEM anomalies north of the historic drilling.  All three HEM targets are larger than the HEM anomaly coincident with the historic drilling.  A total of 14 vertical and angle core holes are planned for a total of 4,000 feet (1,220 m).  The initial holes will probe the three largest, undrilled HEM anomalies that are coincident with our geologic mapping of the mineralized trend.  Drilling will test for gold and other metals similar to that found elsewhere on the property.

The geophysical report for the Lone Ranch project is currently available on our website at http://www.goldenoasis.ca/.  The plan map for our drilling program will be available online shortly.

Richard Kern (P.Geo), President of Golden Oasis, is the Company’s qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist. For details on the Company and its properties, see the Company’s website.

ON BEHALF OF THE BOARD

Signed "Robert Eadie"
Robert Eadie, Chief Executive Officer

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936 / Website: http://www.goldenoasis.ca/

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

____________

750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6
Telephone:  (604) 602-4935  Fax:  602-4936  Website:  www.goldenoasis.ca  E-mail:  talk@goldenoasis.ca